Morgan Crucible

RECEIVED

2008 AUG 27 A 6:31

22nd August 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

08004562

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
AUG 29 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

dlw 8/28

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 7937B
Morgan Crucible Co PLC
21 August 2008

The Morgan Crucible Company plc Interim Report 2008

21st August 2008

The Company's Interim Report 2008 has been submitted to the UK Listing Authority and will shortly be available at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END

ENABLING THE FUTURE



THE MORGAN CRUCIBLE COMPANY PLC
INTERIM REPORT 2008

From medical instruments, aerospace, power generation, and satellite communications to body armour, trains and fire protection systems: Morgan Crucible's advanced material technology is a fundamental component of many of today's sophisticated products.

With the rapid development of increasingly complex technology, our customers are demanding more from the materials they use and are looking for a partner who can help them to respond to the pace of change. Morgan Crucible's knowledge, skills, design and technical expertise built up over 150 years in the business, mean we can tailor our materials to deliver the specialist capability our customers require, while taking care of the impact our products have on the environment both during and after their useful life.

Morgan Crucible's advanced materials – technically complex, added value, bespoke solutions – are the future.

SUMMARY

- Good results at top end of expectations
- The first half of 2008 has seen reported revenue increase by 15.4% compared to last year. On an organic^ and constant currency basis revenue growth was 4.9%
- Group underlying operating profit margin++ improved to 11.6% compared to 11.5% in the first half last year and 11.4% for the full year 2007
- Underlying EPS** improved by 11.9% to 11.3 pence (2007: 10.1 pence)
- Interim dividend increased by 11.1% to 2.50 pence per share (2007: 2.25 pence)
- The technical ceramics businesses acquired earlier this year from Carpenter Technology Corporation have performed well and both revenues and profit contribution are ahead of expectations
- The Group's balance sheet remains robust. In March of this year the UK defined benefit pension scheme risk was substantially reduced following the UK pensioner buy-in

£m unless otherwise stated	Six months 2008	Six months 2007	Change
Revenue	**401.2**	347.8	+15.4%
EBITDA+	**59.9**	51.9	+15.4%
Underlying operating profit++	**46.4**	39.9	+16.3%
Underlying PBT*	**40.8**	37.0	+10.3%
Underlying EPS** (pence)	**11.3**	10.1	+11.9%
Basic EPS (pence)	**10.8**	9.8	+10.2%
Operating profit	**45.1**	39.1	+15.3%
Profit before tax	**39.5**	36.2	+9.1%

^ Excluding the effect of the Carpenter acquisition.

+ EBITDA is defined as operating profit of £45.1 million (2007: £39.1 million) before depreciation and amortisation of £14.8 million (2007: £12.8 million).

++ Underlying operating profit is defined as operating profit of £45.1 million (2007: £39.1 million) before amortisation of £1.3 million (2007: £0.8 million).

* Underlying PBT is defined as operating profit of £45.1 million (2007: £39.1 million) and share of profit of associate of £0.7 million (2007: £nil) before amortisation of £1.3 million (2007: £0.8 million), less net financing costs of £6.3 million (2007: £2.6 million) and loss on disposal of business of £nil (2007: £0.3 million).

** Underlying EPS is defined as basic earnings per share of 10.8 pence (2007: 9.8 pence) adjusted to exclude amortisation of 0.5 pence (2007: 0.3 pence).

COMMENTING ON THE RESULTS, CHIEF EXECUTIVE OFFICER, MARK ROBERTSHAW SAID:
"The Group has traded well in the first half of 2008. Current order books are healthy at levels well above the same time last year on a like for like basis. The Carpenter businesses acquired in March 2008 and our 2007 investment in NP Aerospace are each performing well. Both are ahead of our revenue and profit expectations and have strong order books. We expect the Group to deliver further margin progression in the second half of the year and our goal remains mid-teen underlying operating profit margins in good times and double-digit margins in bad times. Our strong market positions and healthy order book combined with a robust balance sheet enable us to look forward with confidence."

STRATEGY

The Group has delivered a 16.3% increase in underlying operating profit in the first six months of 2008. Underlying operating profit margins increased to 11.6% in the first half of 2008 compared to a margin of 11.4% for the full year in 2007.

Our strategy remains to focus on higher growth, higher margin markets and to reduce the Group's exposure to economically cyclical, more commoditised business. Since 2003, we have increased the proportion of our overall revenues in key target markets such as defence, aerospace and petrochemical sectors while reducing our exposure to the more commoditised automotive, consumer goods and telecommunication markets.

We aim to provide high value-added solutions for our customers and to be number one or two in our chosen market segments. Over 80% of the Group's revenues now come from markets with these number one or number two positions which typically allows us to have a good degree of pricing leverage. This has been reflected in our first half results with price rises once again achieved above increases in raw material and energy costs.

Simultaneously, we continue to focus on managing and reducing our cost base. We continue to migrate production to lower cost manufacturing countries. In 2008, we have progressed the construction of a new greenfield Crucibles plant in Suzhou, China. This is now nearing completion and capacity expansions in a number of other emerging market sites are ongoing. Not only does this provide an enhanced footprint for lower cost manufacturing, it also provides a local platform to serve the higher growth potential of the emerging economic powerhouses of China and India.

We view acquisitions as a means of accelerating the Group's strategy of moving the portfolio to higher growth, higher margin end-markets over time. Within this context, the technical ceramics businesses acquired in the first half of the year from Carpenter Technology Corporation have performed well in the first three months of Morgan ownership and are ahead of expectations on both revenues and profits. The performance of NP Aerospace (investment made in August 2007) has also been very encouraging in the first half with revenues increasing by 45% compared to the first half last year and order books looking strong for the second half of the year.

The Group is in a healthy financial position with a robust balance sheet. The buy-in of the UK pensioner liabilities successfully completed in the first half of this year serves to de-risk our balance sheet for the future. Whilst our primary focus remains on profitable organic growth, our balance sheet strength allows us to pursue suitable bolt-on acquisitions if value enhancing opportunities arise.

In summary we are delivering on our stated strategy. The combination of an increasingly more resilient end-market mix focused on attractive sectors where we have strong market positions with a geographically diverse and well-balanced manufacturing footprint leaves the Group well placed to continue to succeed and prosper going forward.

FINANCIAL REVIEW

Reference is made to "Underlying operating profit" and "Underlying EPS" below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors consider that they give a better indication of underlying performance.

Group revenue in the first half of 2008 was £401.2 million, an increase of 15.4% compared to the first half of 2007. On an organic (i.e. excluding the acquisition of the Carpenter businesses) and constant currency basis revenues grew by 4.9%.

Group underlying operating profit increased by 16.3% to £46.4 million (2007: £39.9 million). Underlying operating profit margins for the six months were 11.6%, compared to 11.5% in the equivalent period in 2007 and 11.4% for the full year 2007.

The Group has continued to undertake restructuring activity in the first half of 2008. We consider this ongoing restructuring to be part of "business as usual" for the Group. Restructuring costs were £5.5 million (2007: £3.5 million) offset by a gain on land and building disposals of £0.6 million (2007: £0.5 million loss).

The net finance charge was £6.3 million (2007: £2.6 million). Net bank interest and similar charges was £6.1 million (2007: £3.6 million). Part of the finance charge under IFRS is the net interest on pension scheme net liabilities which was £0.2 million expense (2007: £1.0 million income).

The tax charge for the period was £9.3 million (2007: £7.1 million). The effective tax rate at this half year is 24% (2007: 20%) which represents our best estimate for the full year tax rate. Over the medium term we would expect the effective tax rate to trend towards 30%.

Underlying earnings per share were 11.3 pence (2007: 10.1 pence), an increase of 11.9% on the previous year.

The Group pension deficit has improved by £0.4 million since last year end to £47.3 million on an IAS 19 basis. The main movements are in the UK pension schemes which show a deficit of £0.9 million at the half year on an IAS 19 basis, an improvement of £1.6 million over the period. The buy-in of UK pensioner liabilities earlier this year significantly de-risked the UK scheme and was a major factor in improving the UK deficit position from where it would otherwise have been given the deterioration in asset markets.

The net cash inflow from operating activities was £2.8 million (2007: £9.8 million) which included a cash cost of £6.3 million (2007: £5.0 million) from restructuring costs and costs associated with anti-trust litigation. Working capital increased by £28.7 million (2007: increase £26.7 million) in the first half of the year. Seasonality in inventory levels, due to stock building for shut down periods in July and August is a large part of this increase, as well as trade debtors being high due to healthy revenue levels. Working capital levels are expected to improve significantly in the second half of the year as this seasonality unwinds.

	Six months 2008 £m	Six months 2007 £m
Net cash inflow from operating activities	**2.8**	9.8
Interest received	**1.5**	1.5
Net capital expenditure	**(12.3)**	(15.1)
Dividends paid	**(12.9)**	(4.4)
Free cash flow	**(20.9)**	(8.2)
Cash flows from other investing activities	**(76.6)**	(2.4)
Cash flows from financing activities	**(12.1)**	(32.7)
Exchange movement	**2.5**	1.3
Opening net debt	**(119.7)**	(34.1)
Closing net debt	**(226.8)**	(76.1)

Interim Dividend

The Board has declared an interim dividend of 2.5 pence per Ordinary share, an increase of 11.1% on the dividend declared for the first six months of 2007. The dividend will be paid on 7 November 2008 to Ordinary shareholders on the register of members at the close of business on 3 October 2008.

OPERATING REVIEW

Reference is made to divisional EBITA throughout the operational reviews for each of our divisions and is shown in the table below.

	Carbon		Technical Ceramics		Insulating Ceramics		Consolidated	
	Six months 2008 £m	Six months 2007 £m	**Six months 2008 £m**	Six months 2007 £m	**Six months 2008 £m**	Six months 2007 £m	**Six months 2008 £m**	Six months 2007 £m
Revenue	**118.1**	110.2	**98.3**	77.8	**184.8**	159.8	**401.2**	347.8
Divisional EBITA*	**17.4**	18.4	**14.0**	9.1	**21.9**	18.6	**53.3**	46.1
Unallocated central costs							**(2.0)**	(2.2)
							51.3	43.9
Restructuring costs and other one-off items							**(4.9)**	(4.0)
Underlying operating profit							**46.4**	39.9

* Divisional EBITA defined as segment operating profit before restructuring costs, one-off items and amortisation of intangible assets.

Carbon

Revenues in the first half were up by 7.2% on a reported basis compared to the same period last year at £118.1 million (2007: £110.2 million). On a constant currency basis revenues have increased by 2.3% against what was a very strong first half 2007. All regions and major product lines have shown growth in the first half and order books remain healthy going into the second half of the year.

Divisional EBITA on a reported basis is £17.4 million, a divisional EBITA margin of 14.7% compared to £18.4 million and a divisional EBITA margin of 16.7% in the first half of 2007. The production constraint issues in our US silicon carbide armour business during the first half and the "lock out" situation in one of our Indian facilities has had a near term limiting impact on growth and underlying operating profit. The profit impact of these two issues was over £2.5 million in the first half.

Outside of these two specific factors there has been good growth in a number of geographies and product lines including double-digit growth across most of our Asian businesses. The seals and bearings business in Europe and America has grown in excess of local GDP and our high temperature business has grown as new capability and capacity has been developed, largely in response to a rapidly growing solar market.

The progress we have made on the armour capacity constraints leaves us better placed for the second half of this year to fulfil a strong order book in this sector. In India the "lock out" situation has seen some progress within the last month with partial operations having now been re-started albeit with more work still to be done with the local workforce before full production can recommence.

The order book for our core markets remains solid through the third quarter. For our other businesses, whilst we have seen a slow down in demand from the semiconductor market, we remain encouraged by the prospects for growth in a number of other sectors – our rotary business will benefit from our steps to expand the global reach of this product line and leverage growth in wind energy markets. Similarly the demand for high temperature insulating products for the solar energy market continues to outstrip supply. A new high temperature insulating product line was successfully commissioned in the second quarter aimed at this high growth renewable energy market. Additional capacity for these products is planned for the fourth quarter of this year.

The NP Aerospace business continues to trade well and has a strong and growing order book as new contracts have been secured with the UK military. Revenues in the first half were up by 45.5% at £36.8 million (2007: £25.3 million) on a reported basis compared to the same period last year.

Overall, we remain well positioned in our spread of businesses both in terms of geographies and product markets.

Technical Ceramics

Revenues for the first half of 2008 were £98.3 million (2007: £77.8 million), an overall increase of 26.3%. This included £14.4 million of revenue contributed by the businesses acquired from Carpenter during the half. At constant currency, organic revenue growth in Technical Ceramics excluding the Carpenter businesses was 4.0%.

In the US, demand was robust for aerospace applications in our metals business, and for our advanced medical components. In combination, these businesses offset some softness in more cyclical end-markets such as consumer electronics.

Our European and Asian regions performed well with particularly strong performance from our thermal processing business; in part driven by the demand in the solar energy market. Profit margins in Europe made good progress. The site in Eindhoven was successfully closed with production consolidated into plants elsewhere in the region and a number of labour intensive operations were also successfully transferred to Eastern Europe during the first half of the year.

The Carpenter businesses which we acquired at the end of March have made an excellent start with both revenues and profits ahead of expectations and a healthy order book going into the second half.

Across the division overall, order books are comfortably ahead of the same point last year. Of particular note is that we now expect to see the hard disk drive business return to volume during 2009.

Divisional EBITA was £14.0 million (2007: £9.1 million), an increase of 53.8%. This included £2.4 million of EBITA from the acquired businesses. At constant currency, divisional EBITA growth in the continuing businesses was 17.3% versus the first half of 2007. Divisional EBITA margins in the continuing business improved to 13.8% (2007: 11.7%), and the acquired businesses delivered divisional EBITA margins of 17.1%, resulting in an overall divisional EBITA margin for the division of 14.2%.

Insulating Ceramics

Within the Insulating Ceramics division there are two business units: Thermal Ceramics and Molten Metal Systems.

Revenues within the Insulating Ceramics business in the first half were up by 15.6% at £184.8 million (2007: £159.8 million). On a constant currency basis revenues have increased by 7.1%. Divisional EBITA was up by 17.7% at £21.9 million (2007: £18.6 million) with divisional EBITA margins increasing to 11.9% (2007: 11.6%).

The Thermal Ceramics business has maintained good top line revenue growth on the back of continued buoyancy in the Asian, Middle Eastern, Russian and Latin American markets, driven predominantly by the energy, metals and chemical and processing (CPI) sectors. The order book overall, and particularly in these areas, remains high. Although the more mature markets of North America and Western Europe are showing less growth, the pressure of high energy, oil and raw material prices is stimulating demand on industry to upgrade existing facilities, and thus offering Thermal Ceramics increased opportunities to provide enhanced insulation applications.

Whilst beneficial for driving demand, this cost inflation has the potential to impact margins, however, gross margins have actually increased through ongoing focus on pricing as well as driving manufacturing efficiencies with the launch of a global World Class Manufacturing programme.

Looking to the future, considerable investment is being made into the development of new products. As part of this investment, a newly constructed global R&D centre in Bromborough, UK, was formally opened in June, and will play a fundamental part in our drive to extend our market leadership position. The improvement of our fibre product portfolio continues with revenues of High Temperature Superwool™ commencing in North America from February of this year and the worldwide launch of Superwool Plus™ in June. The significantly improved insulation performance of Superwool Plus™ is specifically targeted at saving energy and offers key advantages over all other existing high temperature fibre products.

During the first half of the year, Molten Metal Systems saw continued revenue growth of 7.7% at constant currency over the same period last year. Revenue growth in Europe and in Asia more than offset some weakness in the North American automotive and construction sectors. The UK manufacturing operation was closed during the first half, with capacity expansion in Germany and in India nearing completion. Construction of the new factory in Suzhou, China, remains on schedule for completion by the end of the year.

Outlook

Our strong market positions in more resilient end-markets and healthy order book, backed by a robust balance sheet, enable the Board to look to the future with confidence. Overall, performance for the full year is anticipated to be in line with expectations.

Risks and uncertainties

The Group continues to monitor and address the key risks and uncertainties of the business. The key risks and uncertainties set out on pages 32 and 33 of the Group's 2007 Annual Report have not changed. The consolidated financial statements of the Group as at and for the year ended 4 January 2008 are available on request from the Company's registered office at Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP or at www.morgancrucible.com.

Tim Stevenson
Chairman

Mark Robertshaw
Chief Executive Officer

We confirm that to the best of our knowledge:

- the condensed consolidated financial statements for the six months ended 4 July 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU;
- the interim report includes a fair review of the information required by:
  a. DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year);
  b. DTR 4.2.8R (disclosure of related party transactions and changes therein).

By order of the Board

Tim Stevenson
Chairman

Mark Robertshaw
Chief Executive Officer

FOR THE SIX MONTHS ENDED 4 JULY 2008

	Note	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Revenue	2	**401.2**	347.8	693.2
Operating costs before restructuring costs, other one-off items and amortisation of intangible assets		**(349.9)**	(303.9)	(605.1)
Profit from operations before restructuring costs, other one-off items and amortisation of intangible assets		**51.3**	43.9	88.1
Restructuring costs and other one-off items:				
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	6	**(5.5)**	(3.5)	(9.0)
Gain/(loss) on disposal of property		**0.6**	(0.5)	(0.2)
Profit from operations before amortisation of intangible assets	2	**46.4**	39.9	78.9
Amortisation of intangible assets		**(1.3)**	(0.8)	(1.6)
Operating profit	2	**45.1**	39.1	77.3
Finance income		**15.8**	13.3	28.8
Finance expenses		**(22.1)**	(15.9)	(34.3)
Net financing costs	4	**(6.3)**	(2.6)	(5.5)
Loss on disposal of business		**-**	(0.3)	(0.3)
Share of profit of associate (net of income tax)		**0.7**	–	0.2
Profit before taxation		**39.5**	36.2	71.7
Income tax expense	5	**(9.3)**	(7.1)	(15.2)
Profit after taxation and for the period		**30.2**	29.1	56.5
Profit for the period attributable to:				
Equity holders of the parent		**28.8**	27.4	52.6
Minority interest		**1.4**	1.7	3.9
		30.2	29.1	56.5
Earnings per share	7			
Basic		**10.8p**	9.8p	19.1p
Diluted		**10.5p**	9.5p	18.5p
Dividends				
Interim dividend				
– pence		**2.50p**	2.25p	
– £m		**6.8**	6.3	
Final dividend				
– pence				4.50p
– £m				12.1

The interim ordinary dividend is based upon the number of shares outstanding at the balance sheet date.
All results derive from continuing activities.

AS AT 4 JULY 2008

	Note	4 July 2008 £m	4 July 2007 £m	4 January 2008 £m
Assets				
Property, plant and equipment		**257.2**	226.6	246.6
Intangible assets		**139.5**	65.9	69.8
Investment in associate		**5.9**	–	5.2
Other investments		**6.6**	6.6	7.5
Other receivables		**36.7**	0.3	36.8
Deferred tax assets		**26.8**	27.1	25.8
Total non-current assets		**472.7**	326.5	391.7
Inventories		**111.8**	91.3	97.7
Trade and other receivables		**170.6**	141.4	139.8
Cash and cash equivalents		**120.9**	89.6	108.0
Total current assets		**403.3**	322.3	345.5
Total assets		**876.0**	648.8	737.2
Liabilities				
Interest-bearing loans and borrowings		**310.1**	130.3	193.1
Employee benefits		**47.3**	35.0	47.7
Grants for capital expenditure		**0.3**	0.3	0.2
Provisions		**5.0**	3.7	5.7
Non-trade payables		**3.5**	3.7	3.7
Derivative financial liabilities		**-**	–	0.2
Deferred tax liabilities		**30.2**	28.4	19.2
Total non-current liabilities		**396.4**	201.4	269.8
Bank overdraft		**25.4**	21.5	20.8
Interest-bearing loans and borrowings		**12.2**	13.9	13.8
Trade and other payables		**210.1**	192.8	208.5
Current tax payable		**13.6**	8.0	15.2
Provisions		**10.8**	16.5	11.8
Derivative financial liabilities		**1.3**	–	1.0
Total current liabilities		**273.4**	252.7	271.1
Total liabilities		**669.8**	454.1	540.9
Total net assets		**206.2**	194.7	196.3
Equity				
Issued capital	8	**67.9**	70.6	69.5
Share premium	8	**85.3**	85.2	85.3
Reserves	8	**37.9**	23.7	32.5
Retained earnings	8	**(6.7)**	(2.3)	(11.1)
Total equity attributable to equity holders of parent company		**184.4**	177.2	176.2
Minority interest	8	**21.8**	17.5	20.1
Total equity	8	**206.2**	194.7	196.3

FOR THE SIX MONTHS ENDED 4 JULY 2008

	Note	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Operating activities				
Profit for the period		**30.2**	29.1	56.5
Adjustments for:				
Depreciation		**13.5**	12.0	23.7
Amortisation		**1.3**	0.8	1.6
Net financing costs		**6.3**	2.6	5.5
Loss on disposal of business		**-**	0.3	0.3
Share of profit of associate		**(0.7)**	-	(0.2)
Gain on sale of property, plant and equipment		**(0.6)**	-	(0.1)
Income tax expense		**9.3**	7.1	15.2
Equity settled share-based payment expenses		**1.7**	1.3	2.7
Cash generated from operations before changes in working capital and provisions		**61.0**	53.2	105.2
(Increase)/decrease in trade and other receivables		**(15.8)**	(5.5)	5.7
Increase in inventories		**(7.0)**	(7.2)	(8.5)
Decrease in trade and other payables		**(5.9)**	(14.0)	(15.7)
Non-cash operating costs relating to restructuring		**-**	-	0.2
Decrease in provisions and employee benefits		**(5.7)**	(2.3)	(8.8)
Cash generated from operations		**26.6**	24.2	78.1
Interest paid		**(10.7)**	(5.4)	(12.5)
Taxation		**(13.1)**	(9.0)	(12.5)
Net cash from operating activities		**2.8**	9.8	53.1
Investing activities				
Purchase of property, plant and equipment		**(13.4)**	(16.5)	(34.9)
Proceeds from sale of property, plant and equipment		**1.1**	1.4	1.8
Purchase of investments		**-**	-	(0.3)
Proceeds from sale of investments		**0.8**	0.4	-
Interest received		**1.5**	1.5	3.7
Acquisitions of subsidiaries	3	**(77.4)**	(2.7)	(9.4)
Issue of debt to associate		**-**	-	(36.0)
Disposal of subsidiaries		**-**	(0.1)	-
Net cash from investing activities		**(87.4)**	(16.0)	(75.1)
Financing activities				
Purchase of own shares	8	**(12.1)**	(32.7)	(47.7)
Increase in borrowings	9	**114.0**	39.1	102.5
Payment of finance lease liabilities	9	**(0.1)**	(0.1)	(0.3)
Dividends paid		**(12.9)**	(4.4)	(18.8)
Net cash from financing activities		**88.9**	1.9	35.7
Net increase/(decrease) in cash and cash equivalents		**4.3**	(4.3)	13.7
Cash and cash equivalents at start of period		**90.1**	73.5	73.5
Effect of exchange rate fluctuations on cash held		**1.8**	(0.3)	2.9
Cash and cash equivalents at period end	9	**96.2**	68.9	90.1

Cash and cash equivalents for the purpose of the cash flow statement includes bank overdrafts subject to cash pooling arrangements.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 4 JULY 2008

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Foreign exchange translation differences	**3.9**	(0.8)	7.9
Actuarial (loss)/gain on defined benefit plans	**(3.6)**	5.0	(9.9)
Deferred tax associated with employee benefit schemes	**0.3**	(1.2)	0.5
Cash flow hedges:			
Effective portion of changes in fair value	**(0.1)**	0.1	(1.2)
Change in fair value of equity securities available-for-sale	**-**	-	0.3
Income and expense recognised directly in equity	**0.5**	3.1	(2.4)
Profit for the period	**30.2**	29.1	56.5
Total recognised income and expense for the period	**30.7**	32.2	54.1
Attributable to:			
Equity holders of the parent	**29.3**	30.5	50.2
Minority interest	**1.4**	1.7	3.9
Total recognised income and expense for the period	**30.7**	32.2	54.1

1. Basis of preparation

The Morgan Crucible Company plc (the "Company") is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company as at and for the six months ended 4 July 2008 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates.

The condensed consolidated financial statements for the six months ended 4 July 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

As required by the Disclosure and Transparency Rules of the Financial Services Authority, these condensed consolidated financial statements have been prepared applying the accounting policies that were applied in the preparation of the Company's published consolidated financial statements for the year ended 4 January 2008.

The comparative figures for the financial year ended 4 January 2008 are not the Company's statutory consolidated accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group as at and for the year ended 4 January 2008 are available on request from the Company's registered office at Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP or at www.morgancrucible.com.

The condensed consolidated financial statements for the six months ended 4 July 2008 and the comparative period have neither been audited or reviewed.

The condensed consolidated financial statements for the six months ended 4 July 2008 were approved by the Board on 6 August 2008.

2. Segment information

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems		Consolidated	
	Six months 2008 £m	Six months 2007 £m	Six months 2008 £m	Six months 2007 £m	Six months 2008 £m	Six months 2007 £m	Six months 2008 £m	Six months 2007 £m	Six months 2008 £m	Six months 2007 £m
Revenue from external customers	**118.1**	110.2	**98.3**	77.8	**166.6**	144.1	**18.2**	15.7	**401.2**	347.8
Segment profit	**16.9**	16.3	**10.7**	6.6	**19.5**	16.4	**0.3**	1.2	**47.4**	40.5
Unallocated costs									**(2.3)**	(1.4)
Operating profit									**45.1**	39.1
Net financing costs									**(6.3)**	(2.6)
Loss on disposal of business									**-**	(0.3)
Share of profit of associate (net of income tax)									**0.7**	–
Income tax expense									**(9.3)**	(7.1)
Profit for the period									**30.2**	29.1
Segment operating profit before restructuring costs, one-off items and amortisation of intangible assets*	**17.4**	18.4	**14.0**	9.1	**19.9**	16.6	**2.0**	2.0	**53.3**	46.1
Unallocated costs									**(2.0)**	(2.2)
Restructuring costs and other one-off items									**(4.9)**	(4.0)
Operating profit before amortisation of intangible assets*									**46.4**	39.9

* These measures of profit are shown because the Directors use them to measure the performance of the business.

2. Segment information (continued)

	Carbon	Technical Ceramics	Thermal Ceramics	Molten Metal Systems	Consolidated
	Year 2007 £m	Year 2007 £m	Year 2007 £m	Year 2007 £m	Year 2007 £m
Revenue from external customers	216.6	152.6	291.9	32.1	693.2
Segment profit	31.7	14.7	33.2	2.1	81.7
Unallocated costs					(4.4)
Operating profit					77.3
Net financing costs					(5.5)
Loss on disposal of business					(0.3)
Share of profit of associate (net of income tax)					0.2
Income tax expense					(15.2)
Profit for the period					56.5
Segment operating profit before restructuring costs, one-off items and amortisation of intangible assets*	35.2	20.0	33.5	4.0	92.7
Unallocated costs					(4.6)
Restructuring costs and other one-off items					(9.2)
Operating profit before amortisation of intangible assets*					78.9

* These measures of profit are shown because the Directors use them to measure the performance of the business.

The Group comprises the following main business segments:

- Carbon – the Carbon Division produces a wide variety of technological solutions from carbon, graphite and silicon carbide.
- Technical Ceramics – the Technical Ceramics Division makes an extensive range of industrial ceramics products for a wide variety of applications.
- Insulating Ceramics (comprising Thermal Ceramics and Molten Metal Systems) – the Insulating Ceramics Division designs and manufactures a wide variety of heat insulation products.

3. Acquisitions

On 31 March 2008 the Group acquired 100% of the shares in the Technical Ceramics businesses of Carpenter Technology Corporation known as Certech and Carpenter Advanced Ceramics for £74.5 million. The principal activity of Certech is the manufacture of complex injection moulded ceramic components. The principal activity of Carpenter Advanced Ceramics is the manufacture of engineered ceramic products. In the 3 months to 4 July 2008 these subsidiaries contributed profit before taxation and amortisation of intangible assets of £2.4 million to the consolidated net profit for the period. The revenue and profit before taxation and amortisation of intangible assets of this acquisition, had the acquisition taken place at the beginning of the period, is £27.7 million and £4.5 million respectively.

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying values before acquisition £m	Provisional fair values £m
Certech and Carpenter Advanced Ceramics		
Intangible assets	**3.2**	**32.2**
Property, plant and equipment	**8.3**	**9.0**
Other working capital	**11.9**	**11.3**
Provisions	**-**	**(1.7)**
Deferred taxation	**-**	**(11.3)**
Net identifiable assets and liabilities	**23.4**	**39.5**
Goodwill on acquisition		**38.3**
Consideration payable, excluding acquisition costs, satisfied in cash		**74.5**
Acquisition costs		**3.3**
Deferred consideration		**(0.4)**
Net cash out flow		**77.4**

Goodwill represents future economic benefits arising from assets that are not capable of being identified individually or recognised as separate assets. This will include acquirer specific synergies such as cross selling opportunities and the enhancement of technologies and processes between existing and acquired sites.

The fair value adjustments shown above are provisional figures, being the best estimate currently available. Final negotiations with the seller and detailed exercises to identify the fair value adjustments are expected to be completed in the second half of the year.

4. Finance income and expense

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Interest income	**3.4**	0.8	3.9
Expected return on IAS 19 scheme assets	**12.4**	12.5	24.9
Finance income	**15.8**	13.3	28.8
Interest expense	**(9.5)**	(4.4)	(11.1)
Interest on IAS 19 obligations	**(12.6)**	(11.5)	(23.2)
Finance expense	**(22.1)**	(15.9)	(34.3)

5. Income tax expense

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Tax on profit before restructuring costs and other one-off items	**9.5**	7.4	15.9
Tax on restructuring costs and other one-off items	**(0.2)**	(0.3)	(0.7)
Income tax expense	**9.3**	7.1	15.2

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 4 July 2008 is based on the Directors' best estimate of the effective tax rate for the year.

6. Restructuring costs and other one-off items

Costs of restructuring were £5.5 million (2007: £4.3 million expense) and net legal costs recovered associated with the settlement of prior period anti-trust litigation were £nil (2007: £0.8 million income). Gain on disposal of property was £0.6 million (2007: £0.5 million loss).

7. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 July 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £28.8 million (4 July 2007: £27.4 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008 of 266,141,166 (4 July 2007: 278,480,232) calculated as follows:

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**28.8**	27.4	52.6
Weighted average number of ordinary shares			
Issued ordinary shares at 5 January	**276,414,074**	293,225,142	293,225,142
Effect of shares issued in period and treasury shares held by the Company	**(10,272,908)**	(14,744,910)	(17,565,880)
Weighted average number of ordinary shares during the period	**266,141,166**	278,480,232	275,659,262
Basic earnings per share (pence)	**10.8p**	9.8p	19.1p

7. Earnings per share (continued)

Diluted earnings per share

The calculation of diluted earnings per share at 4 July 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £28.8 million (4 July 2007: £27.4 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008 of 273,647,019 (4 July 2007: 287,697,364), calculated as follows:

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**28.8**	27.4	52.6
Weighted average number of ordinary shares:			
Weighted average number of ordinary shares	**266,141,166**	278,480,232	275,659,262
Effect of share options/incentive schemes	**7,505,853**	9,217,132	7,939,066
Diluted weighted average number of ordinary shares	**273,647,019**	287,697,364	283,598,328
Diluted earnings per share (pence)	**10.5p**	9.5p	18.5p

Underlying earnings per share

The calculation of underlying earnings per share at 4 July 2008 was based on operating profit and share of profit of associate before amortisation, less net financing costs, loss on disposal of business, income tax expense and minority interest of £30.1 million (4 July 2007: £28.2 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008 of 266,141,166 (4 July 2007: 278,480,232) calculated as follows:

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Operating profit and share of profit of associate before amortisation, less net financing costs, loss on disposal of business, income tax expense and minority interest	**30.1**	28.2	54.2
Weighted average number of ordinary shares			
Issued ordinary shares at 5 January	**276,414,074**	293,225,142	293,225,142
Effect of shares issued in period and treasury shares held by the Company	**(10,272,908)**	(14,744,910)	(17,565,880)
Weighted average number of ordinary shares during the period	**266,141,166**	278,480,232	275,659,262
Underlying earnings per share (pence)	**11.3p**	10.1p	19.7p

Underlying diluted earnings per share

The calculation of underlying earnings per share at 4 July 2008 was based on operating profit and share of profit of associate before amortisation, less net financing costs, loss on disposal of business, income tax expense and minority interest of £30.1 million (4 July 2007: £28.2 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008 of 273,647,019 (4 July 2007: 287,697,364) calculated as follows:

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Operating profit and share of profit of associate before amortisation, less net financing costs, loss on disposal of business, income tax expense and minority interest	**30.1**	28.2	54.2
Weighted average number of ordinary shares:			
Weighted average number of ordinary shares	**266,141,166**	278,480,232	275,659,262
Effect of share options/incentive schemes	**7,505,853**	9,217,132	7,939,066
Diluted weighted average number of ordinary shares	**273,647,019**	287,697,364	283,598,328
Underlying diluted earnings per share (pence)	**11.0p**	9.8p	19.1p

8. Capital and Reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Special reserve £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total parent equity £m	Minority interest £m	Total equity £m
Balance at 5 January 2007	73.7	85.2	(16.8)	–	0.8	6.0	29.9	1.4	6.5	186.7	16.4	203.1
Total recognised income and expense	–	–	(0.8)	0.1	–	–	–	–	31.2	30.5	1.7	32.2
Own shares acquired for share buy-back programme	(3.1)	–	–	–	–	–	3.1	–	(33.1)	(33.1)	–	(33.1)
Other movements	–	–	–	–	–	–	–	–	–	–	(0.6)	(0.6)
Equity-settled share-based payment transactions, net of tax	–	–	–	–	–	–	–	–	1.3	1.3	–	1.3
Own shares acquired for share incentive schemes	–	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	–	–	–	–	–	(8.2)	(8.2)	–	(8.2)
Balance at 4 July 2007	70.6	85.2	(17.6)	0.1	0.8	6.0	33.0	1.4	(2.3)	177.2	17.5	194.7
Balance at 5 January 2007	73.7	85.2	(16.8)	–	0.8	6.0	29.9	1.4	6.5	186.7	16.4	203.1
Total recognised income and expense	–	–	7.9	(1.2)	0.3	–	–	–	43.2	50.2	3.9	54.1
Own shares acquired for share buy-back programme	(4.2)	–	–	–	–	–	4.2	–	(47.5)	(47.5)	–	(47.5)
Other movements	–	–	–	–	–	–	–	–	–	–	(0.2)	(0.2)
Share options exercised by employees	–	0.1	–	–	–	–	–	–	–	0.1	–	0.1
Equity-settled share-based payment transactions, net of tax	–	–	–	–	–	–	–	–	2.7	2.7	–	2.7
Own shares acquired for share incentive schemes	–	–	–	–	–	–	–	–	(1.5)	(1.5)	–	(1.5)
Dividends	–	–	–	–	–	–	–	–	(14.5)	(14.5)	–	(14.5)
Balance at 4 January 2008	69.5	85.3	(8.9)	(1.2)	1.1	6.0	34.1	1.4	(11.1)	176.2	20.1	196.3
Balance at 5 January 2008	**69.5**	**85.3**	**(8.9)**	**(1.2)**	**1.1**	**6.0**	**34.1**	**1.4**	**(11.1)**	**176.2**	**20.1**	**196.3**
Total recognised income and expense	**-**	**-**	**3.9**	**(0.1)**	**-**	**-**	**-**	**-**	**25.5**	**29.3**	**1.4**	**30.7**
Own shares acquired for share buy-back programme	**(1.6)**	**-**	**-**	**-**	**-**	**-**	**1.6**	**-**	**(12.1)**	**(12.1)**	**-**	**(12.1)**
Other movements	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1.1**	**1.1**
Equity-settled share-based payment transactions, net of tax	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**2.7**	**2.7**	**-**	**2.7**
Own shares acquired for share incentive schemes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0.4**	**0.4**	**-**	**0.4**
Dividends	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(12.1)**	**(12.1)**	**(0.8)**	**(12.9)**
Balance at 4 July 2008	**67.9**	**85.3**	**(5.0)**	**(1.3)**	**1.1**	**6.0**	**35.7**	**1.4**	**(6.7)**	**184.4**	**21.8**	**206.2**

In prior periods the increase in equity that corresponds to the expense recognised in the income statement for the Group's various share option incentive schemes was recognised as a separate component of equity in the share-based payment reserve. In the financial year ended 4 January 2008 the share-based payment reserve was combined with retained earnings. The half year ended 4 July 2007 reserves have been restated accordingly.

9. Cash and cash equivalents/bank overdrafts

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Bank balances	**79.7**	72.3	81.0
Cash deposits	**41.2**	17.3	27.0
Cash and cash equivalents per balance sheet	**120.9**	89.6	108.0
Bank overdrafts subject to cash pooling arrangements	**(24.7)**	(20.7)	(17.9)
Cash and cash equivalents per cash flow statement	**96.2**	68.9	90.1
Bank overdrafts subject to cash pooling arrangements	**(24.7)**	(20.7)	(17.9)
Other bank overdrafts	**(0.7)**	(0.8)	(2.9)
Total bank overdrafts	**(25.4)**	(21.5)	(20.8)

Reconciliation of cash and cash equivalents to net borrowings

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Opening borrowings	**(209.8)**	(107.6)	(107.6)
New borrowings	**(114.0)**	(39.1)	(102.5)
Payment of finance lease liabilities	**0.1**	0.1	0.3
Effect of movements in foreign exchange on borrowings	**0.7**	1.6	–
Closing borrowings	**(323.0)**	(145.0)	(209.8)
Cash and cash equivalents per cash flow statement	**96.2**	68.9	90.1
Closing borrowings	**(226.8)**	(76.1)	(119.7)

10. Employee benefits

Pensions

Morgan Crucible operates a number of defined benefit arrangements as well as defined contribution plans. The defined benefit plans are primarily in the UK, US and Europe and predominantly provide pensions based on service and career average pay.

Buy-in of UK pensioner liabilities

On 17 March 2008 the Trustees of the Morgan Pension Scheme and the Morgan Group Senior Staff Pension and Life Assurance Scheme agreed to the buy-in of the pensioner liabilities by Lucida plc, an insurance company regulated by the UK's Financial Services Authority. The consideration paid by the Trustees for the annuity policies was £160 million. The annuity policies are retained by the Trustees as investments of the schemes. The Company made a one-off contribution of £4.2 million to the schemes to facilitate the transaction. This risk transfer contributed a £7 million improvement to the Group's UK net IAS 19 balance sheet position (an obligation of £0.9 million as at 4 July 2008) and had a corresponding effect on the overall IAS 19 balance sheet position for the Group at the date of agreement, 17 March 2008 (an obligation of £47.3 million as at 4 July 2008). The Company continues to offer its defined benefit pension schemes to its current and deferred employees.

11. Related parties

The Group has related party relationships with its subsidiaries and its associate NP Aerospace Limited.

Transactions with associate

	Six months 2008 £m	Six months 2007 £m	Year 2007 £m
Sales to associate	**1.5**	–	0.3
Interest income from associate	**1.8**	–	1.5
Loan to associate	**36.0**	–	36.0
Trade receivables due from associate	**0.7**	–	0.1
Non-trade receivables due from associate	**3.3**	–	1.5

Except as disclosed in the table above:

- There were no related party transactions during the period that have materially affected the financial position or the performance of the Group during the period; and
- There have been no changes in the related party transactions as described in note 27 of the Group's 2007 Annual Report and Accounts that could have a material effect on the financial position or performance of the Group during the period.

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THE MORGAN CRUCIBLE COMPANY PLC
QUADRANT, 55-57 HIGH STREET, WINDSOR BERKSHIRE SL4 1LP
TEL: +44 (0)1753 837000 FAX: +44 (0)1753 837008

END